SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-51996

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Chicopee Savings Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Chicopee Bancorp, Inc.
70 Center Street
Chicopee, Massachusetts 01013

REQUIRED INFORMATION

Items 1-3. The SBERA 401(k) Plan, as adopted by Chicopee Savings Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements. A copy of the Plan's summary annual report and Schedule I to the Form 5500 Annual Report will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/30/2008

SBERA 401(k) Plan, as adopted by Chicopee Savings Bank

Plan Administrator

US2008 360180.1

END